Exhibit (a)(9)



Tuesday November 2, 1999

                          OMNICOM GROUP INC. COMPLETES
                          TENDER OFFER FOR M/A/R/C INC.
                          -----------------------------

         NEW YORK, NY-- Nov. 2, 1999-- Omnicom Group Inc. (NYSE: OMC) announced today that it had completed its $20.00 per share cash tender offer for the outstanding common shares of M/A/R/C Inc. (NASDAQ: MARC).

         The tender offer was made pursuant to a merger agreement between Omnicom and M/A/R/C. Omnicom purchased 4.7 million M/A/R/C common shares in the tender offer. Under the merger agreement, the remaining M/A/R/C shares will be converted in a merger into the $20.00 per share cash amount paid in the tender offer.

         M/A/R/C is one of the largest marketing intelligence firms in North America. The company operates in two core businesses. Its M/A/R/C Research business provides customer and brand marketing research for measuring and building a brand's value. Targetbase is a customer relationship management agency specializing in the delivery of the maximum return on the client's marketing communications investment.

         Omnicom, the leading marketing communications company in the world, consists of advertising agency networks BBDO Worldwide, DDB Worldwide and TBWA Worldwide, as well as Goodby, Silverstein & Partners; Diversified Agency Services (DAS), which operates a number of leading, independently branded companies in marketing services and specialty communications; and Communicade, a division of wholly owned and significant minority investment interests in several leading interactive and new media companies.


CONTACT:

                  Omnicom Group Inc.
                  Thomas L. Harrison, 212/415-3064
                          or
                  M/A/R/C Inc.
                  Sharon Munger, 972/506-3414

                                      ***